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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

                       Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

                           For the month of May 2003

                         Commission File No. 000-30075

                             Completel Europe N.V.

                          Blaak 16, 3011 TA Rotterdam
                                The Netherlands
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F  X             Form 40-F
                                 ---                      ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes                  No  X
                                 ---                 ---

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Exhibits

99.1 "Completel's General Meeting of Shareholders Approves All
Proposed Resolutions," dated May 16, 2003.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Completel Europe N.V. (Registrant)



Date:  May 16, 2003                      By:  /s/ Alexandre Westphalen
                                              ------------------------
                                              Alexandre Westphalen
                                              Chief Financial Officer


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